

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Chris Biedermann
Vice President and Chief Financial Officer
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mount Laurel, NJ 08054

> **Re: Central European Distribution Corp.**
> **Form 8-K Item 4.01**
> **Filed December 15, 2010**
> **File No. 000-24341**

Dear Mr. Biedermann:

    We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Ryan C. Milne
                                    Accounting Branch Chief

cc: Frank Adams, Esq.
        Dewey & LeBouef LLP
        Via facsimile 1-212-259-6651